PROSPECTUS Dated January 24, 2001      Amendment No. 1 dated August 22, 2001 to
PROSPECTUS SUPPLEMENT                              Pricing Supplement No. 50 to
Dated January 24, 2001                     Registration Statement No. 333-47576
                                                           Dated August 9, 2001
                                                                 Rule 424(b)(3)

                                  $19,000,000
                       Morgan Stanley Dean Witter & Co.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes
                            -----------------------

                 0.25% Exchangeable Notes due December 30, 2008
                   Exchangeable for Shares of Common Stock of
                              Calpine Corporation

This Amendment No. 1 to the accompanying pricing supplement, prospectus supplement and prospectus relates to the issuance of an additional $4,000,000 principal amount of the notes, which we refer to as Tranche No. 2. We previously issued $15,000,000 principal amount of the notes, which we refer to as Tranche No. 1, on August 16, 2001. The terms of the notes in Tranche No. 1 and Tranche No. 2, other than the issue price and the issue date, are the same and are set forth in the accompanying pricing supplement, prospectus supplement and prospectus, subject to and as modified by the provisions described below. The accompanying pricing supplement is amended by this Amendment No. 1 to refer to $19,000,000 aggregate principal amount of the notes.

o The issue price of each note in Tranche No. 2 is $998.20, which amount includes accrued interest from and including August 16, 2001 to but excluding the issue date for Tranche No. 2.

o The issue date for Tranche No. 2 is August 27, 2001. The interest we will pay on the notes accrues from and including August 16, 2001.

o Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under "Plan of Distribution," the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, an additional $4,000,000 principal amount of the notes. The Agent proposes initially to offer the notes in Tranche No. 2 directly to the public at the public offering price set forth below plus accrued interest, if any, from the issue date for Tranche No. 2. We expect to deliver the notes in Tranche No. 2 against payment therefor in New York, New York on August 27, 2001.

You should read the more detailed description of the notes in the accompanying pricing supplement. In particular, you should review and understand the descriptions in "Summary of Pricing Supplement" and "Description of Notes."

The notes involve risks not associated with an investment in conventional debt securities. See "Risk Factors" beginning on PS-6 of the accompanying pricing supplement.

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                       PRICE 99.82% AND ACCRUED INTEREST

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                  Price to Public     Agent's Commissions   Proceeds to Company
                  -------------------------------------------------------------
Per Note.........     99.82%                .25%                  99.57%
Total............   $3,992,800             $10,000              $3,982,800


                                 MORGAN STANLEY